October 15, 2008

VIA EDGAR

Securities and Exchange Commission
Washington, DC 20549

Re:
Zion Oil & Gas, Inc.
Post Effective Amendment No. 1 on Form S-3 filed on October 2, 2008 (“Post Effective Amendment No. 1”)
Post Effective Amendment No. 2 on Form S-3 filed on October 3, 2008. (“Post Effective Amendment No. 2”)
SEC File Number: 333-148982
Form A-W Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Zion Oil & Gas, Inc., a Delaware corporation (the “Company”), hereby requests the immediate withdrawal of its Post-Effective Amendment No. 1 and Post-Effective Amendment No. 2 (collectively, the “Post-Effective Amendments”) to its Registration Statement on Form S-3 (File No. 333-148982) (the “Registration Statement”) that were filed with the Securities and Exchange Commission (the “Commission”) on the above referenced dates.

The Post-Effective Amendments were filed primarily to extend the minimum raise date beyond October 11, 2008, as well as to extend the final termination date. However, the Company received subscriptions and amounts for more than the required minimum amount of $3.25 million by the original minimum raise date of October 11, 2008. Accordingly, the Company believes that it would be in the best interest of its stockholders that the Company hold, as soon as possible, an initial closing on the amounts in the escrow account and continue with the current offering on its original terms. Accordingly, the Company is requesting that the Post Effective Amendments be withdrawn.

The Company confirms that no securities have been sold pursuant to the Post-Effective Amendments.

Please contact our legal counsel, David Aboudi, should you have further questions regarding our request for withdrawal.  Mr. Aboudi may be reached at 011-972-523-983-707.  Thank you for your assistance in this matter.

Very truly yours,

ZION OIL & GAS, INC.

By:   /s/ Richard Rinberg
Name:  Richard Rinberg